11 Harbor Park Drive
 Port Washington, NY  11050
516.608.7000 / Fax 516.625.0038

          November 8, 2011

VIA EDGAR CORRESPONDENCE
AND FEDERAL EXPRESS

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Systemax Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 17, 2011 Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 11, 2011 File No. 1-13792

Dear Ms. Thompson:

Reference is made to the letter dated October 25, 2011 (the “Supplemental Comment Letter”) to the undersigned, Mr. Lawrence P. Reinhold, Executive Vice President and Chief Financial Officer of Systemax Inc. (the “Company”), setting forth the supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s October 14, 2011 responses to the Staff’s initial Comment Letter, dated September 16, 2011, which set forth the Staff’s initial comments to the Annual Report on Form 10-K for the year ended December 31, 2010 filed by the Company on March 17, 2011 (the “Annual Report”) and the Form 10-Q for the Quarterly Period Ended June 30, 2011 filed August 11, 2011 (the “Quarterly Report”).

This letter sets forth the Company’s supplemental responses to the Staff’s supplemental comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The headings in this letter correspond to the headings of the Supplemental Comment Letter.

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 8, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

1.
Although your response to comment six from our letter dated September 16, 2011 indicates that you will amend the Form 10-K to include the signed consent, the amendment has not been filed to date.  Please be advised that your review cannot be finalized until you file your amended 10-K.

The Company supplementally advises the Staff that the Form 10-K/A was filed on October 25, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

8. Settlement Agreement, page 10

2.
We have reviewed your response to subset 7E in comment seven from our letter dated September 16, 2011.  As previously requested, please tell us why your statement of stockholders’ equity reflects the surrender of fully vested options as a decrease to additional paid in capital of $1.029 million.  Please also reconcile this amount to the $783,000 discussed in subset 7F of comment seven regarding the write off of deferred tax assets to additional paid in capital related to the surrender of Mr. Fiorentino’s stock options.

The Company’s Statement of Stockholders’ Equity reflects decreases to additional paid in capital of $1.029 million for deferred tax asset write offs related to the surrender, forfeiture and expiration of stock options in 2011 as the Company has adequate excess tax benefits as determined under ASC 718 to offset these write offs. The total of $1.029 million in write offs in 2011 breaks out as follows:

Deferred tax asset write offs 2011:

Fiorentino stock options surrender	$783,000

Other employee stock option forfeitures & expirations	246,000

Total deferred tax asset write offs	$1,029,000

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 8, 2011

3.
We have reviewed your response to subset 7F to comment seven from our letter dated September 16, 2011 and note that you recorded a $783,000 reduction of a deferred tax asset to additional paid in capital related to Mr. Fiorentino’s surrender of 580,001 fully vested and unexercised stock options.  Please confirm to us that you had adequate amounts of excess tax benefits (windfall) to offset the entire write off of deferred tax assets related to Mr. Fiorentino’s surrendered stock options.  If you did not meet this requirement, please tell us why the entire amount was recorded to additional paid in capital rather than all or a portion of the amount charged to the statement of operations.

The Company confirms that it has adequate excess tax benefits to offset the deferred tax asset write offs related to Fiorentino’s surrendered stock options.

4.
We have reviewed your response to subset 7D in comment seven from our letter dated September 16, 2011 and do not agree with your position that the settlement gain is properly recorded in operating income because it is an employment related settlement and all employee related items impact operations. Given that the settlement agreement is not a typical employee related transaction in your major ongoing or central operations, we believe this gain should be recorded in non-operating income in your statement of operations to ensure that your presentation regarding your sources of comprehensive income is as useful as possible to an investor.  Refer to paragraphs 84-86 of FASB CON6.

In determining the proper classification of the legal settlement with Fiorentino, the Company considered the nature of the underlying activity that gave rise to the dispute with Fiorentino, as well as the Company’s relationship with Fiorentino. As indicated in our Response Letter dated October 14, 2011, Fiorentino engaged in certain activities that had a direct and negative impact on the Company’s operations, and in certain cases manifested themselves in costs and expenses that impacted certain operating expenses.  In addition, these activities were first identified through an internal whistleblower letter and the Company’s subsequent investigation of the matters raised in that letter. Those activities involved significant incremental internal and external investigative and legal costs, which we believed also are properly reflected as operating items (it should be noted that no internal costs or management time were netted against the settlement amount). While this legal settlement resulted in a net benefit to the Company’s operating income for the three and six month periods ended June 30, 2011, there will be additional costs related to the continuing investigation and related matters.

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 8, 2011

Further, the Company considered that this is, fundamentally, an HR matter with a former employee. Given the size and breadth of the Company’s operations, it is not unusual for the Company to have disputes and subsequent settlements with current and former employees, nor is it unusual to have matters arise that require investigation to determine the nature of the employee’s conduct. The costs associated with those matters, as well as any recoveries arising from settlements, have routinely been treated as operating items. Although in this particular matter, the settlement agreement was not intended to address restitution for the activities discussed in the Response Letter, the impact of the activities on the Company’s operating income over the time period was considered in determining the legal settlement amount.

As a result of the above considerations, we concluded that it was reasonable to treat the costs as well as the related settlement as operating items. In reaching this conclusion, we specifically considered the guidance in Article 5 of Regulation S-X, and also considered the guidance in paragraphs 84 to 86 of FASB CON6 as cited by the staff, and continue to believe that our conclusion is reasonable and consistent with the guidance included therein.

Because of the specific nature of this matter, we also concluded that it would be more transparent to the users of our financial statements to include the net settlement as a separate line item in our statement of operations, and to provide specific disclosure about the settlement in the notes to our financial statements.

5.	We have reviewed your response to comment seven from our letter dated September 16, 2011. In future filings, please revise your disclosure as follows:

•
Please explain to your readers that the difference between the $11 million settlement value and the $8.4 million financial statement benefit is the intrinsic value of the fully vested and unexercised stock options that were surrendered by Mr. Fiorentino.  Please also state, if true, that there was no gain or loss recorded as a result of the surrender of stock options.

In future filings, the Company will revise its disclosure to address the Staff’s comments.

•	Please clarify that 580,001 of the 1,130,001 shares of common stock owned or beneficially owned by Mr. Fiorentino were for the surrender of stock options that were fully vested and unexercised.

In future filings, the Company will revise its disclosure to address the Staff’s comments.

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
November 8, 2011

•
 Please disclose how you accounted for shares that were surrendered to you as result of the settlement agreement. In doing so, please disclose that you accounted for the shares at fair value as of the date of the settlement agreement or the date they were received.

In future filings, the Company will revise its disclosure to address the Staff’s comments.

Thank you for your attention.  Please feel free to contact the undersigned for any additional information.

Respectfully yours,

/s/ Lawrence P. Reinhold
Lawrence P. Reinhold
Executive Vice President and
Chief Financial Officer

Enclosure

cc:   Yong Kim, Staff Accountant
Andrew Blume, Staff Accountant